FORM 51-102F3
Securities Act
MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about October 17, 2007

Item 3.	News Release

On October 17, 2007, Trans-Orient issued a press release relating to the material change report. The press release was distributed through PR Newswire.

Item 4.	Summary of Material Change

October 17, 2007, Trans-Orient announced the appointment of Mr. Alex P. Guidi as a Director of the Company.

Item 5.	Full Description of Material Change

October 17, 2007, Trans-Orient announced the appointment of Mr. Alex P. Guidi as a Director of the Company. Mr. Guidi is the principal of International Resource Management Corp. (IREMCO), a Vancouver-based private holding company with investments in oil and gas and technology companies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

October 17, 2007